News Release, by BUTTERFIELD.

The Bank of N.T. Butterfield & Son Limited
65 Front Street, Hamilton HM 12 Bermuda
P.O. Box HM 195, Hamilton HM AX Bermuda
Tel: (441) 295 1111 Fax: (441) 295 3878
www.butterfieldgroup.com

BUTTERFIELD ANNOUNCES THE BOARD RETIREMENT OF MICHAEL COVELL

Hamilton, Bermuda — July 25, 2022: The Bank of N.T. Butterfield & Son Limited ("Butterfield") (NYSE: NTB | BSX: NTB.BH) today announced that Michael Covell has retired from the Board of Directors effective July 25, 2022.

Michael Collins, Butterfield's Chairman and Chief Executive Officer, said, "On behalf of the Board of Directors, I would like to thank Mike for his valuable contributions and insight, particularly as it has related to private wealth and trust. He has been a knowledgeable participant in our board discussions and his guidance will be missed."

Mr. Covell joined Butterfield's Board in 2018. Mr. Covell is an experienced non-executive Chairman and Director. He is currently Chairman of the Acolin Group, a Swiss headquartered cross-border fund distribution business; Chairman of the Ascot Lloyd Group, a UK financial planning business; Chairman of Le Masurier, a Jersey based real estate investment and development business; Chairman of Sackville Capital, a London multi-asset global investment advisory firm.

Following the departure of Mr. Covell, Butterfield's Board will consist of nine Directors.

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com. BF-ALL

Investor Relations Contact:
Noah Fields
Investor Relations
The Bank of N.T. Butterfield & Son Limited
Phone : (441) 299 3816
E-mail : noah.fields@butterfieldgroup.com

Media Relations Contact:
Nicky Stevens
Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com